Contact

www.linkedin.com/in/johnkrobertsiii
(LinkedIn)

Top Skills

Leadership
Customer Service
Creative Problem Solving

Certifications

DEQ A/B Operator
Home Improvement Contractor
ServSafe
HubSpot CRM

Honors-Awards

Shell and Texaco September 11th
Fund
Jefferson Chamber Service Award
United Way Outstanding Service
Gambit's Forty under 40
Ambassador of the Year 2021

Publications

Ever expanding capabilities of our
digital farming tool

John Roberts

Entrepreneur/ Investor
Greater New Orleans Region

Summary

I am never afraid to change, in fact, I consider myself an innovator. Change is coming no matter the business, be creative, be proactive. As a successful entrepreneur I lead, but also recognize the value of team contributions which create even more success, a one-man-band never has a #1 hit. The term networking is overrated, but networking skills are underrated. I have developed those skills and networking has changed my life, professionally and personally. Nothing gets resolved by ignoring it - I always want to be direct with others and grow my executive skills, those go hand in hand. My best advice, the sooner you start the better.

The satisfaction I've gained and the people I've met through volunteering have always made my life better! Sign up for something you're interested in and help others through your time, effort and care.

Are you still reading? Awesome! Here's a little more about me... After five years in the corporate world, I started my entrepreneurial journey at 27 borrowing money from family to buy a bankrupt Shell station. I grew the business from those first four employees to a team that exceeded 100 members and $30MM in annual revenue. How did I do that?
* I worked in the industry before I opened that first store and I consistently read a lot about the industry.
* My people management skills included knowing every team members name, listening, collaborating, respecting their work and promoting from within the company. I also learned how to terminate people respectfully without creating animosity.
* I treated EVERYONE like I wanted to be treated, not just my team, but customers, vendors, contractors, field reps. Shouting doesn't work, at least not for long, I saved that for when I was by myself.
* There was never a cash register/computer in use that I didn't know how to operate, not always skillfully, but I knew how to monitor my businesses' receipts.

* I learned to be a good problem solver. There's always a solution, if I didn't find it I'd have to accept someone else's solution. I also never made the same mistake twice.

* My teams could always count on me being available. Knowing there was dependable leadership created an atmosphere of confidence & success.

* I was never afraid to make a deal to sell a location, which I did many times. That included accepting an unsolicited offer which resulted in my exit almost exactly 25 years after it all began.

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Experience

Mariposa Technology
Co-Founder/President
February 2021 - Present (1 year 10 months)
Greater New Orleans Region

Mariposa Technology provides advanced scientific technology to the hemp industry. Our first product is PAMAP. PAMAP utilizes a Raman spectroscopy scanner along with proprietary software and data, our digital farming tool, to read the molecular "fingerprint" of the live plant from which all kinds of useful information can be gleaned. With this information farmers can then improve their profitability.

Moxey
Partner/Consultant
November 2018 - Present (4 years 1 month)
Greater New Orleans Area

Working with a proprietary software payment platform Moxey enables its members to offer their goods/services in a marketplace of like minded business owners. Moxey delivers New Customers, Improved Cash Flow and Happier Employees. If like most businesses you have excess capacity and could grow revenue within your current overhead Moxey can help! In box me today to learn how Moxey can deliver for your business.

JKR INVESTMENTS, LLC
Managing Member
September 2018 - Present (4 years 3 months)

C & V Enterprises, Inc
President

March 1993 - Present (29 years 9 months)
Harvey, La

Purchased a bankrupt Shell station, started with four employees and grew into what became a large chain of stations/c-stores. After the successful sale of assets in 2018 pivoted to consulting and investing.

Victory Fuel Enterprises
Managing Member
February 2001 - August 2018 (17 years 7 months)
Southeast Louisiana

Responsible for acquiring and operating 24, 14 at once, different major branded locations including negotiating leases and vendor contracts. Proven verbal and written communication skills with the ability to handle customers with empathy for resolutions to concerns. High moral and ethical standards while building productive, respectful and mutually beneficial relationships with contractors, vendors, customers and bankers. Proven abilities to work collaboratively with a range of others from front line employees to co-workers and board members. Successfully negotiated the sale of the company with a buyer proposing an unsolicited offer.

Cousins Fuel Mart
Vice President
1997 - 2010 (13 years)
Marrero, Louisiana

Responsible for the construction and operations of three high volume convenience stores with fuel. Using Shell & Texaco blue prints worked with architects and contractors in adapting plans to various La. codes while still ensuring facilities would be functional for customers.

BHP
Maui Island Manager
1991 - 1993 (2 years)
Maui, Hawaii

Hired to introduce the Gas Express brand to Maui with no previous experience, promoted after one year to also oversee the Big Island.

InterContinental Hotels Group (IHG®)
Management and Executive Development Program
1988 - 1991 (3 years)
New Orleans and Maui

Successfully completed program and promoted to flagship Maui property. Ran employee United Way campaign for entire hotel.

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Education

Tulane University
Bachelor of Arts - BA, History · (1989)

Isidore Newman High School